UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 16d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of MARCH, 2012

Commission File Number: 001-33638

INTERNATIONAL TOWER HILL MINES LTD.
(Translation of registrant's name into English)

2300 - 1177 West Hastings Street, Vancouver, BC, V6E 2K3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Stock and Asset Purchase Agreement made effective as at December 13, 2011 among Tower Hill Mines, Inc., Alaska/Nevada Gold Mines Ltd. Heflinger Mining & Equipment Company, Carl Heflinger and Fred Heflinger with respect to the acquisition of certain mining claims and related rights in the vicinity of the Livengood Project, and including all of the shares of Livengood Placers, Inc.

99.2	Lease Amendment, Option Exercise, and Purchase and Sale Agreement by and among Karl Hanneman, VMC Revocable Trust and Tower Hill Mines, Inc. dated as of December 13, 2011 with respect to of the exercise of an existing lease buyout option with respect to certain mining claims leased by Tower Hill Mines, Inc. and forming part of the Livengood Project

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Tower Hill Mines Ltd.
(Registrant)

Date: March 23, 2012	By:	/s/ James Komadina
James Komadina
	Title:	CEO

In connection with the Company’s listing on the American Stock Exchange, LLC, the Company prepared its U.S. GAAP Balance Sheet as at August 3, 2007.